Mail Stop 4720

February 25, 2011

Allan A. Muto
Chief Financial Officer
Essa Bancorp, Inc.
200 Palmer Street
Stroudsburg, Pennsylvania, 18360

> **Re:** **Essa Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2010**
> **Form 10-Q for Fiscal Quarter Ended**
> **December 31, 2010**
> **File No. 001-33384**

Dear Mr. Muto:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q as of December 31, 2010

Note 8 – Loans Receivable, Net and Allowance for Loan Losses, page 9

1.   We note your impaired loans increased from $3.9 million as of September 30, 2009 with a specific reserve of $176 thousand to $8.9 million in impaired loans with specific reserves of $500 thousand as of December 31, 2010. We further note your disclosure in your Form 10-K stating that fair value on impaired loans

is "generally determined based upon independent third-party appraisals of the properties." Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

- How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;
- The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and
- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

2.   If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans.

3.   To further enhance our understanding of how you measure impairment under ASC 310-30, please provide us with a detail of your five largest impaired loans at December 31, 2010 and September 30, 2010 for which you determined that a specific allowance was not required. Your response should include a discussion of the following:

- When the loan was originated;
- When the loan became impaired;
- The underlying collateral supporting the loan;
- The amount of any charge-offs recognized for the loan, as applicable;
- The date and amount of the last appraisal obtained for the underlying collateral;
- The estimated fair value of the underlying collateral at September 30, 2010;
- If you applied a discount to the most recent appraised value, the discount applied and how it was determined; and

- Any other pertinent information deemed necessary to understand your review of the loan and related accounting subsequent to the receipt of your last appraisal and through the date of your response.

4. We note that your portfolio segments and classes of financing receivables appear to be the same for purposes of providing the disclosures required by ASU 2010-20. Please tell us how you considered paragraphs 310-10-55-16 through 310-10-55-18 and 310-10-55-22 of this guidance when determining that further disaggregation of your portfolio segments was not necessary. Confirm to us, if true, that the classes presented are at the level management uses to assess and monitor the risk and performance of the portfolio.

Note 12 - Fair Value Measurement, page 14

5. We note your disclosure stating that impaired loans use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Management's Discussion and Analysis, page 17

Non-Performing Assets, page 21

6. We note your disclosure on page 10 stating that TDR loans that are in compliance with their modified terms and that yield a market rate may be removed from the TDR status "after a period of performance." Please tell us and revise future filings to clarify the following:

- How long a modified loan must be performing before removing it from TDR status;
- Whether the related restructuring agreements specify an interest rate equal to or greater than the rate you were willing to accept at the time of the restructuring for a new loan with comparable risk; and
- The amount of TDRs removed from TDR status based on these criteria for each period presented.

7. We note your troubled debt restructurings of $5.4 million as of September 30, 2010. We further note that $5.0 million of these loans were performing as of such date. As of December 31, 2010, we could only locate the amount of troubled debt

restructurings that were not performing as of such date. Please tell us and revise future filings to disclose the total amount of troubled debt restructurings which should include both performing and non-performing restructured loans. Further, given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

- A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
- Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
- Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc).

8.   Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring. If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings

9.   We note your disclosure on page F-11 of your Form 10-K stating that loans that experience insignificant payment delays and shortfalls generally are not classified as impaired. Please tell us and revise your future filings to disclose how you define insignificant payment delays for this purpose, including the typical length of such delays.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3474 if you have any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant